COMPLIANCE WITH KRX DISCLOSURE REQUIREMENT
Regarding Possible Investment in Ukraine

POSCO signed a Letter of Intent with an Ukrainian company in 2008 to review possible business cooperation. POSCO has not made any informal or formal decision regarding the project at the present. POSCO continues a feasibility study, however, it is difficult to make specific plan in a short period of time.